news release

Zi Corporation Announces Adoption of eZiText® by Sony
Computer Entertainment for Use on PLAYSTATION 3

Zi Technology to Enhance Texting Experience for PS3™ Users

CALGARY, AB, December 14, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that earlier this year Tokyo-based Sony Computer Entertainment Inc. selected the company’s leading eZiText® predictive text technology solution for use with the PLAYSTATION®3 (PS3™) computer entertainment system. With eZiText, users will be able to easily and quickly enter text into their PS3 computer entertainment systems, which were rolled out in Japan and North America in November.

"PS3 is an amazing new product and using Zi’s technology will enable PS3 users to quickly enter data, such as names, websites and text messages, into the on-screen keyboard of the system," said Milos Djokovic, President and CEO of Zi Corporation.

"Consumer technology products, from mobile phones to video game consoles, are all designed to offer users an enjoyable experience," said Djokovic. "At Zi, we are dedicated to developing innovative products that provide consumers with a more intuitive user interface for their technology device and we are really excited that our technology has been adopted by PS3."

About eZiText

Zi’s user-friendly text input system, eZiText, enables consumer electronic manufacturers and telecom carriers to provide end users with richer, more personalized text input experiences. eZiText provides faster and more efficient text entry through truly predictive one-touch entry and word completion, coupled with the ability to learn from a person’s usage patterns and new vocabulary. eZiText is available in and supports 58 unique language databases.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, eZiType™ for keyboard prediction with auto-correction, Decuma® for predictive pen-input handwriting recognition and the Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Intelligent Interface Solutions

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of the Zi Group of Companies. “PLAYSTATION” is a registered trademark and PS3 is a trademark of Sony Computer Entertainment Inc. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR
Brian Dolby
 +44 (0) 115 9486901
brian@gbcspr.com

Allen & Caron Inc (investor relations)
Jill Bertotti
(949) 474-4300
jill@allencaron.com

Intelligent Interface Solutions